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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                           Quaker State Corporation
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                                (Name of Issuer)

                        Capital Stock, $1.00 par value
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                         (Title of Class of Securities)

                                   747410108
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                                 (CUSIP Number)









                              Sheldon G. Adelman
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 18, 1996
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
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CUSIP NO.  747410108                                             13D                                            PAGE 2 OF 6 PAGES
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Sheldon G. Adelman
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

              00 (See Item 3)
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
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                                   7       SOLE VOTING POWER

                                               835,278
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                               -0-
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                               495,142
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                 -0-
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       835,278
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.32
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    14        TYPE OF REPORTING PERSON*

                 IN
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.

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ITEM 1.           SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is the common stock, $1.00 par value per share ("Common Stock"), of Quaker State Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 225 East John Carpenter Freeway, Irving, Texas 75062.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is filed by Sheldon G. Adelman. Mr. Adelman's business address is 1215 Valley Belt Road, Cleveland, Ohio 44131-1415. Mr. Adelman is the former Chairman and Chief Executive Officer of and currently a consultant for Blue Coral, Inc., a Delaware Corporation ("Blue Coral"), and a manufacturer and distributor of wholesale and retail car care products. The address of Blue Coral's principal business and principal office is 1215 Valley Belt Road, Cleveland, Ohio 44131-1415. Mr. Adelman is a citizen of the
United States.

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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Pursuant to a Purchase Agreement among the Company, Blue Coral, Sheldon G. Adelman, Joel Adelman and the GST-Exempt Trust FBO Wendy Adelman dated December 12, 1996 (the "Purchase Agreement"), Mr. Adelman disposed of 1,400,934 shares of Common Stock for an aggregate purchase price of $22,414,944. In addition, in accordance with the terms of the Purchase Agreement, Quaker State released a portion of the shares of Common Stock held in escrow over which Mr. Adelman had voting control. The transactions contemplated by the Purchase Agreement closed December 18, 1996. As of that date Mr. Adelman owned beneficially and of record 495,142 shares of Common Stock, and he is deemed to beneficially own an additional 340,136 shares of Common Stock held in escrow over which he has voting control. Accordingly, Mr. Adelman is the beneficial owner of 835,278 shares of Common Stock which represents approximately 2.32% of the Common Stock outstanding. Mr. Adelman disclaims beneficial ownership with respect to 92,565 of the Escrowed Shares that, subject to the terms of the Escrow Agreement, are to be distributed to other Blue Coral Stockholders.

                  (b) Subject to the terms of the Standstill Agreement dated as of June 28, 1996 by and between the Company and Mr. Adelman (the "Standstill Agreement"), Mr. Adelman has the sole power to vote and to dispose of the 495,142 shares of Common Stock he owns beneficially and of record. Mr. Adelman has the

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power to vote the 340,136 Escrowed Shares, but does not have the power to dispose of such shares.

                  (c) Except as described herein, Mr. Adelman has not effected any transaction in Common Stock in the past 60 days.

                  (d)      Not applicable.

                  (e) On December 18, 1996 Mr. Adelman ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

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SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Sheldon G. Adelman
                                                     ---------------------------
                                                     Sheldon G. Adelman



Date:  December 26, 1996